UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2023

Healthwell Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40697	86-1911840
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1001 Green Bay Rd, #227 Winnetka, IL	60093
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 230-9162

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HWELU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HWEL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock for $11.50 per share	HWELW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed by Healthwell Acquisition Corp. I, a Delaware corporation (“Healthwell”), in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2023, Healthwell entered into a business combination agreement on April 27, 2023 (as amended on May 15, 2023, August 10, 2023, and September 17, 2023, the “Business Combination Agreement”) with Starton Therapeutics, Inc., a British Columbia corporation (“Starton”), HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Healthwell (“Pubco”), HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”), 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”), Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Starton Shareholders (as defined below) and their successors and assignees) (the “Purchaser Representative”), and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Starton Shareholders”) from and after the Effective Time (the “Seller Representative” and collectively with Healthwell, Starton, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo and the Purchaser Representative, the “Parties”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Transaction”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On November 3, 2023, Healthwell received written notice from Starton that Starton had elected to terminate the Business Combination Agreement pursuant to Section 10.1(b) thereof because the conditions to Closing set forth therein had not been satisfied or waived on or prior to November 3, 2023, the Outside Date under the Business Combination Agreement. As a result, Healthwell will seek an alternative business combination.

As a result of the termination of the Business Combination Agreement, the Business Combination Agreement will be of no further force and effect (other than certain customary limited provisions that survive termination pursuant to the terms of the Business Combination Agreement), and the Sponsor Support Agreement and the Voting Agreements that were entered into in connection with the Business Combination Agreement will also automatically terminate in accordance with their respective terms.

Item 8.01 Other Events.

On November 3, 2023, Healthwell issued a press release announcing the termination of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. As a result of the termination of the Business Combination Agreement, Pubco intends to withdraw its registration statement on Form S-4, as amended from time to time, initially filed with the SEC on May 15, 2023.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
99.1	Press Release, dated November 3, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2023

Healthwell Acquisition Corp. I

By:	/s/ Alyssa Rapp
	Name:	Alyssa Rapp
	Title:	Chief Executive Officer

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